SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: October 6, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 6, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

October 6, 2004

IVANHOE MINES RECEIVES EARLY PAYMENT OF US$12.5 MILLION
TOWARD RETIREMENT OF MONGOLIAN GOVERNMENT SECURITIES

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland announced today that Ivanhoe has received US$12.5 million, plus interest of US$1.16 million, from the Government of Mongolia in a partial repayment of the US$50 million treasury bill purchased by the company last December. The payment was received approximately three months earlier than the treasury bill’s maturity date of December 31, 2004.

The government securities were issued on December 31, 2003, and consist of a one-year treasury bill denominated in U.S. dollars, bearing interest at 3% per year. The government issued the treasury bill as part of its successful action to retire, on very favourable terms, Mongolia’s Soviet-era convertible rouble sovereign debt obligations to the Russian Federation.

“The early payment reflects the increasing prosperity of the Mongolian economy, due in large part to an explosion in mineral exploration and development,” Mr. Friedland said. “We are proud that we were able to fulfill a role that demonstrated our ongoing commitment to the people of Mongolia.”

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project in Mongolia and owns or controls exploration rights covering approximately 117,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe also is exploring for copper and gold deposits in China and Australia. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts in North America
          Investors: Bill Trenaman +1.604.688.5755
          Media: Bob Williamson +1.604.688.5755